1997 ANNUAL REPORT


(Delta Woodside logo)

      CONTENTS
      Common Stock Market Prices and
        Dividends.............................................Inside Front Cover
      Selected Financial Data..................................................1
      Letter to Shareholders...................................................2
      Management's Discussion and
        Analysis.............................................................3-8
      Operations by Industry
        Segment.............................................................9-10
      Report of KPMG Peat
        Marwick LLP...........................................................11
      Consolidated Financial
        Statements.........................................................12-20
      Corporate
        Directory..............................................Inside Back Cover
     COMMON STOCK MARKET PRICES AND DIVIDENDS
       The Common Stock of the Company is listed on the New York Stock Exchange under the symbol DLW. The stock transfer agent for Delta Woodside Industries, Inc. is First Union National Bank, Customer Information Center, Corporate Trust Client Services NC-1153, 1525 West W.T. Harris Blvd. 3C3, Charlotte, North Carolina 28288-1153.
       The following table presents a two-year history of the high and low stock sales prices for the Common Stock, as reported by the New York Stock Exchange composite tape.


FISCAL QUARTERS:
                           1997                           1996
                        High           Low          High            Low
First Quarter       $     5 1/2   $     4 5/8   $     9 3/4    $    7 1/2
Second Quarter            6 5/8         4 3/4         7 5/8         6 1/8
Third Quarter             8             5 1/2         8             4 7/8
Fourth Quarter            7             5 1/4         7 5/8         4 3/8



       Fiscal Year: The Company's operations are based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to June 30.

      As of August 20, 1997 there were approximately 1,954 holders of record of the Company's Common Stock.

      The Company declared and paid dividends of $.10 per share in each of the first three quarters of fiscal 1996. The Company then stopped paying dividends until the first quarter of fiscal 1998. Dividend payments depend upon the Company's earnings, financial condition, capital requirements and other relevant factors. At June 28, 1997, the company's loan facility did not permit the payment of dividends. On August 25, 1997, the Company entered into a new credit facility that permits the payment of dividends up to certain limits. See "Management's Discussion and Analysis of Results of Operations and Financial Condition". On August 28, 1997, the Board declared a quarterly dividend of $.025 per share payable to holders of record on September 12, 1997.

SELECTED FINANCIAL DATA
In Thousands, Except Ratios, Percentages,
Number of Shareholders and Per Share Data

OPERATIONS (1)                                        1997      1996      1995      1994      1993      1992      1991      1990
  Net Sales                                         $651,818  $600,172  $597,541  $613,776  $686,239  $705,037  $590,019  $500,894
  Cost of Goods Sold                                 547,682   575,211   499,093   514,840   564,352   563,827   480,396   427,788
  Gross Profit                                       104,136    24,961    98,448    98,936   121,887   141,210   109,623    73,106
  Operating Profit (Loss) excluding Litigation and
    Restructuring Charges                             31,963   (54,058)   21,610    18,282    52,585    76,826    59,234    35,342
  Litigation (Credit) Charge                                    (9,000)   (7,000)   27,096
  Restructuring (Credit) Charges                                19,994      (553)    9,199                                   2,265
  Operating Profit (Loss)                             31,963   (65,052)   29,163   (18,013)   52,585    76,826    59,234    33,077
  Earnings (Loss) Before Interest and Taxes           31,963   (65,052)   31,367   (18,013)   52,585    76,826    59,234    33,077
  Interest Expense                                    23,354    18,993    13,646     8,639     7,775    11,479    22,115    25,768
  Income (Loss) Before Income Taxes                    9,361   (83,597)   17,770   (25,930)   45,172    65,801    37,543     8,029
  Income Tax Expense (Benefit)                         1,970   (20,958)    7,672    (8,633)   16,968    25,786    13,600     2,020
  Net Income (Loss)                                    7,391   (62,639)   10,098   (17,297)   27,329    40,015    23,943     6,009
FINANCIAL DATA (1)
  Cash Flow (Net Income (Loss) plus Depreciation
    and Amortization) (6)                             37,709   (17,724)   34,690     9,596    46,148    54,843    39,041    19,263
  Capital Expenditures/Capital Leases                 19,331    63,743    41,834    29,856    49,575    42,916    15,793    19,250
  Depreciation and Amortization (6)                   30,318    44,915    24,592    26,893    18,819    14,828    15,098    13,254
  Working Capital                                    229,568   (32,648)  286,887   241,950   262,111   266,356   105,498    71,967
  Long-Term Debt and Capital Leases                  227,516       283   219,119   161,948   130,464   110,414    71,189    85,704
  Funded Debt (2)(5)                                 233,597   242,644   219,395   162,812   132,200   112,133   188,352   227,097
  Shareholders' Equity (3)                           225,367   217,335   286,499   284,877   336,249   318,781   172,647   127,575
  Capital Employed (4)                               458,964   459,979   505,894   447,689   468,449   430,914   360,999   354,672
  Total Assets (5)                                   557,940   537,716   610,296   567,003   573,946   524,756   434,424   414,497
FINANCIAL RATIOS (1)
  Net Sales divided by Inventory                         4.1       4.3       2.6       3.0       3.5       4.0       4.3       3.5
  Net Sales divided by Accounts Receivable               4.8       4.9       4.9       5.2       4.9       4.3       4.2       4.5
  Net Sales divided by Capital Employed                  1.4       1.3       1.2       1.4       1.5       1.6       1.6       1.4
  Operating Income (Loss) as % of Capital Employed       7.0     (14.1)      5.8      (4.0)     11.2      17.8      16.4       9.3
  Current Ratio                                          3.8        .9       4.8       3.5       4.1       4.4       1.6       1.4
  Interest Coverage                                      1.4      (3.4)      2.3      (2.1)      6.8       6.7       2.7       1.3
  Gross Profit as % of Sales                            16.0       4.2      16.5      16.1      17.8      20.0      18.6      14.6
  Pretax Income (Loss) as % of Sales                     1.4     (13.9)      3.0      (4.2)      6.6       9.3       6.4       1.6
  Net Income (Loss) as % of Sales                        1.1     (10.4)      1.7      (2.8)      4.0       5.7       4.1       1.2
  Net Income (Loss) as % of Beginning Equity             3.4     (21.9)      3.5      (5.1)      8.6      23.2      18.8       4.7
COMMON STOCK DATA (PER SHARE) (1)
  Net Income (Loss)                                     0.30     (2.56)      .42      (.70)     1.03      1.62      1.27       .32
  Dividends                                                        .30       .40       .40       .40       .35       .30       .30
  Book Value                                            9.19      8.89     11.76     11.75     12.72     12.07      8.17      6.76
  Price Range  -- High                                     8      9 3/4       12     12 1/2    18 3/8    25 1/4     14 1/8    17 7/8
             -- Low                                     4 5/8     4 3/8     7 5/8     9 3/4    11 1/8    13 1/2      3 5/8     6 1/2
  Weighted Average Shares Outstanding                 24,513    24,443    24,317    24,550    26,421    24,670    18,879    18,733
  Approximate Number of Shareholders                   1,939     2,081     2,154     2,221     2,340     2,255     2,062     2,575
OPERATIONS (1)                                         1989          1988
  Net Sales                                          $569,052       $ 488,568
  Cost of Goods Sold                                  470,265         409,231
  Gross Profit                                         98,787          79,337
  Operating Profit (Loss) excluding Litigation and
    Restructuring Charges                              66,236          52,347
  Litigation (Credit) Charge
  Restructuring (Credit) Charges
  Operating Profit (Loss)                              66,236          52,347
  Earnings (Loss) Before Interest and Taxes            66,513          54,209
  Interest Expense                                     20,929          12,685
  Income (Loss) Before Income Taxes                    45,940          41,705
  Income Tax Expense (Benefit)                         15,643          13,850
  Net Income (Loss)                                    30,297          27,855
FINANCIAL DATA (1)
  Cash Flow (Net Income (Loss) plus Depreciation
    and Amortization) (6)                              40,025          32,421
  Capital Expenditures/Capital Leases                  46,048          32,141
  Depreciation and Amortization (6)                     9,728           4,566
  Working Capital                                      78,726          60,811
  Long-Term Debt and Capital Leases                    88,791          35,254
  Funded Debt (2)(5)                                  223,397         118,528
  Shareholders' Equity (3)                            127,169          86,462
  Capital Employed (4)                                350,566         204,990
  Total Assets (5)                                    331,066         177,300
FINANCIAL RATIOS (1)
  Net Sales divided by Inventory                          4.4             6.3
  Net Sales divided by Accounts Receivable                4.6             4.9
  Net Sales divided by Capital Employed                   1.6             2.4
  Operating Income (Loss) as % of Capital Employed       18.9            25.5
  Current Ratio                                           1.7             2.2
  Interest Coverage                                       3.2             4.3
  Gross Profit as % of Sales                             17.4            16.2
  Pretax Income (Loss) as % of Sales                      8.1             8.5
  Net Income (Loss) as % of Sales                         5.3             5.7
  Net Income (Loss) as % of Beginning Equity               35              47
COMMON STOCK DATA (PER SHARE) (1)
  Net Income (Loss)                                      1.65             1.60
  Dividends                                               .20              .05
  Book Value                                             6.82             4.97
  Price Range  -- High                                  16 1/2              14 1/4
             -- Low                                      8 3/4               5 1/4
  Weighted Average Shares Outstanding                  18,338           17,385
  Approximate Number of Shareholders                    1,475            1,250

(1) Financial data reflect the following major business additions from their respective dates of acquisition: (i) a portion of the knit apparel operation and a portion of the woven apparel operation acquired on September 7, 1988;
    (ii) a portion of the woven apparel operation (including the "Duck Head" label) acquired on February 1, 1989; and (iii) Nautilus International and a portion of the affiliated license products company acquired on January 20, 1993.
(2) Funded Debt includes long- and short-term debt, capital leases and offset factor borrowings. See Note 5.
(3) Shareholders' Equity at June 27, 1992 and June 29, 1991 includes approximately $113 million and $25.5 million of net proceeds from sales of Common Stock in October 1991 and June 1991, respectively.
(4) Capital Employed includes shareholders' equity and funded debt.
(5) Prior to fiscal 1990, the Company offset certain assigned receivables and borrowings relating to its former factor agreements. Had these items not been offset, the Company's accounts receivable and notes payable at the end of the 1989 and 1988 fiscal years would have each been increased by approximately $79.4 million and $73.6 million respectively.
(6) Depreciation and amortization include certain write-downs of property and equipment of $15 million and $2 million in fiscal years 1996 and 1994, respectively.

TO OUR FELLOW SHAREHOLDERS

(Photo of E. Erwin Maddrey, II)                  (Photo of Bettis C. Rainsford)
E. ERWIN MADDREY, II                             BETTIS C. RAINSFORD


To Our Fellow Shareholders:

  Results improved in fiscal 1997 as compared to fiscal 1996. Sales in our latest fiscal year were the highest since fiscal 1993, and earnings have begun to return following the losses experienced in fiscal 1996.

 The major portion of the increase in sales came from our largest division, Delta Mills Marketing Company. Delta Mills Marketing spins, weaves and finishes fabrics for apparel. The large capital expenditures that we have made over the last few years in this operation helped it produce record high operating earnings in the latest fiscal year. Our knitted fabrics division, Stevcoknit Fabrics Company, also showed higher sales and greatly improved operating results, although it continued to operate at a loss.

  Our knit apparel division, Delta Apparel, had a difficult year. Sales were down from those of the prior fiscal year as there was severe price deterioration in the T-shirt market. In addition, the unseasonably cool spring season held retail sales of T-shirts down in what is normally their best months. This latter occurrence caused us to run our Delta Apparel facilities on curtailed production schedules during the June quarter. This was the principal factor in our disappointing earnings in the last fiscal quarter of fiscal 1997. Our apparel sewing plant in Honduras developed very well during fiscal 1997, and production from this facility has replaced the production from two U.S. plants which were closed during fiscal 1997. This operation is helping us to preserve gross margins despite severe price competition in the T-shirt segment.
  We are very pleased with the progress made in our branded apparel division, Duck Head Apparel. Sales increased 17% over sales in fiscal 1996 and operating earnings turned from negative to positive. During fiscal 1997, with emphasis on the Duck Head collection, many of our major retail customers moved Duck Head from the boys' department to their main floor, men's collection area. In addition, Duck Head began filling requests for in-store Duck Head shops from major department stores. These shops attractively present not only the Company's Duck Head products, but also those manufactured by some of our Duck Head licensees. Licensed products include luggage, outerwear, caps, shoes, leather accessories, and eyeglasses. Duck Head childrens' apparel is also produced by a licensee, but not displayed in the in-store Duck Head shops.
  Results from our Nautilus fitness equipment division were very disappointing in fiscal 1997. Sales decreased 23% from fiscal 1996. We have installed a new president at Nautilus who has deep experience in the fitness industry.
  We are pleased with the results of our capital program over the past several years in our Delta Mills Marketing division. Capital spending within this division has now been reduced to more normal levels. We have switched production from low priced, competitive commodity unfinished fabrics to higher priced finished fabrics for distribution to our well established customers who have brand equity in the U.S. market for apparel. Our costs and quality are meeting our expectations for this large modernization project, and virtually all heavy cash expenditures for this project are behind us.
  On August 25, 1997, we completed a large refinancing project for the Company. Our Delta Mills, Inc. subsidiary issued $150 million in private placement senior notes, and simultaneously put in place a $100 million revolving bank line of credit. This long term debt was put into the textile operations, which have the major portion of our long term plant and equipment assets. On the same date, a $20 million revolving line of credit was put in place for Delta Woodside Industries, Inc., applying to the divisions not included in Delta Mills, Inc.
  Currently, apparel retail sales appear to be holding at satisfactory levels. We expect our T-shirt business to remain under pressure through September, after which we expect some price improvement. We feel that our Duck Head division is now operating from a solid platform, with experienced management in all key positions.
  Our Stevcoknit knit textile business is not yet back to break-even operating results. We are tightly focused on this business. Our Delta Mills Marketing woven fabric business is performing extremely well. This is our major core business, and the current outlook for it is excellent.

/s/ E. Erwin Maddrey, II
E. Erwin Maddrey, II
President and
Chief Executive Officer

/s/ Bettis C. Rainsford
Bettis C. Rainsford
Executive Vice President, Treasurer
and Chief Financial Officer
                                       2

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CONSOLIDATED COMPANY RESULTS

FISCAL 1997 VERSUS FISCAL 1996
  Consolidated net sales for the year ended June 28, 1997 were $652 million as compared to $600 million in the fiscal year ended June 29, 1996. Net sales in fiscal 1997 increased in both the textile segment and the apparel segment as compared with net sales in fiscal 1996.
  Consolidated gross profit margin for fiscal 1997 was 16%, as compared to the gross profit margin of 4% in the prior fiscal year. Gross margins increased in both the textile and apparel segments. The lower margins in fiscal 1996 were primarily due to restructuring and impairment charges, and charges to increase the reserve for excess inventories.
  Consolidated selling, general, and administrative expense for fiscal 1997 totaled $74 million, or 11% of net sales, compared to $79 million, or 13% of net sales in fiscal 1996.

                                NET SALES
                      FISCAL YEARS ENDED JUNE OR JULY
                        (In Thousands of Dollars)


(Bar graph appears here with the following plot points.)

                1993       1994       1995       1996       1997
              686,239    613,776    597,541    600,172    651,818


  The Company reported operating earnings for fiscal 1997 of $32 million as compared to an operating loss of $65 million in fiscal 1996. Losses in fiscal 1996 are attributed to the high cost of cotton in that year, a $25 million charge to increase market reserves associated with excess inventories in the apparel segment, $12 million to reduce to appraised value the knitting and knit finishing assets of the knitted textile division, and $8 million of other restructuring charges in various divisions, primarily related to plant closings.
  Net interest expense totaled $23 million in fiscal 1997 as compared to $19 million in fiscal 1996, primarily due to higher average interest rates and higher loan fees. At June 28, 1997, the Company's interest rate was prime.
  The effective income tax rates for the 1997 and 1996 fiscal years were 21% and 25%, respectively. The lower tax rate for fiscal 1997 was primarily due to a decrease in the valuation allowance for deferred tax assets.
  Net income for fiscal 1997 was $7 million as compared to a net loss of $63 million for fiscal 1996. Net income for fiscal 1996 includes pretax credits to income of $9 million related to recovery of certain litigation charges recognized in fiscal 1994, and settled during fiscal 1995. The improvement in net income for fiscal 1997 is attributable to the factors described above.
  In February 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." The implementation of this standard is not expected to have a an impact on earnings per share reported by the Company.
  Consolidated inventories totaled $160 million at June 28, 1997 as compared to $141 million at June 29, 1996, an increase of 14% or $19 million. The increase in inventory occurred primarily in the apparel division.
  The Company's order backlog at June 28, 1997 stood at $187 million as compared to $168 million at June 29, 1996, an increase of $19 million, or 11%. Order backlogs were down in the apparel segment, and up in the textile segment.

FISCAL 1996 VERSUS FISCAL 1995
  Consolidated net sales for the year ended June 29, 1996 were $600 million as compared to $598 million in the fiscal year ended July 1, 1995. Net sales in fiscal 1996 declined in the textile segment and increased in the apparel segment as compared with net sales in fiscal 1995.
  Consolidated gross profit margin for fiscal 1996 was 4%, as compared to the gross profit margin of 16% in the prior fiscal year. Gross margins declined in all of the Company's segments, primarily due to the restructuring and impairment charges, and charges to increase the reserve for excess inventories.


                                NET INCOME (LOSS)
                      FISCAL YEARS ENDED JUNE OR JULY
                        (In Thousands of Dollars)


(Bar graph appears here with the following plot points.)

                1993       1994       1995       1996       1997
               27,329      (-17,297)  10,098    (-62,639)  7,391

  Consolidated selling, general, and administrative expense totaled $79 million and $77 million, respectively, for fiscal 1996 and 1995. As a percent of sales, selling, general and administrative expenses were 13% for both fiscal years.

  Net interest expense totaled $18.5 million in fiscal 1996 as compared to $13.6 million incurred in fiscal 1995, due to the combination of higher interest rates and higher average debt levels. Because the Company's earnings to interest ratios declined, the rate of interest paid by the Company increased. At June 29, 1996 the Company's interest rate was LIBOR plus 2.5% as compared to LIBOR plus
 .75% at July 1, 1995. The Company's outstanding debt increased by $23 million during fiscal 1996, primarily a result of the plant modernization program in the woven textile division.
  The effective income tax rates for the 1996 and 1995 fiscal years were 25% and 43%, respectively. The lower tax rate for fiscal 1996 was primarily due to the valuation allowances recognized to reduce net deferred tax assets to zero, and also to the different effects that permanent nondeductible tax items had on the pretax losses in fiscal 1996, as compared to the effect on pretax income in fiscal 1995.
  During fiscal 1996, the Company recognized significant additional charges including $25 million to increase market reserves associated with excess inventories in the apparel segment, $12 million to reduce to appraised value the knitting and knit finishing assets of the knitted textile division, and $8 million of other restructuring charges in various divisions primarily related to plant closings.
  The net loss for fiscal 1996 was $63 million as compared to net income of $10 million for fiscal 1995. Net (loss) income for fiscal 1996 and 1995 include pretax credits to income of $9 million and $7 million, respectively, related to certain litigation charges recognized in fiscal 1994, and settled during fiscal 1995. Net income for fiscal 1995 also includes life insurance proceeds of $2.2 million.
  Consolidated inventories totaled $141 million at June 29, 1996 as compared to $226 million at July 1, 1995, a decline of 38% or $85 million. The reduction in inventory is primarily attributable to decreases in inventory production, while $25 million of the decline is attributable to charges to inventory increasing market reserves as previously described. The reduction in plant running schedules resulted in increased costs in fiscal 1996 because the fixed costs at the plants were spread over fewer units produced.
  The Company's order backlog at June 29, 1996 stood at $168 million as compared to $140 million at July 1, 1995, an increase of $28 million, or 20%. Order backlogs were down slightly in the textile segments, but higher in the apparel segment.

SEGMENT RESULTS
TEXTILE SEGMENT

FISCAL 1997 VERSUS FISCAL 1996
  The Company's textile segment consists of finished woven and knitted textile fabrics sold principally to manufacturers of apparel products. The segment also sells unfinished fabrics to converters for various end uses, and produces yarn for the apparel segment. The textile segment operates as Delta Mills, Inc.
  Net sales including intersegment sales for fiscal year 1997 totaled $464.5 million, as compared to $402.5 million for fiscal year 1996, an increase of 15.4%. Sales of the woven fabrics division were $336.2 million in fiscal year 1997 as compared to $294.1 million in fiscal year 1996, an increase of 14.3%, resulting from an increase in unit sales and unit prices. Sales of woven fabrics to commercial accounts increased due both to increased demand and to additional finishing capacity resulting from recent capital expenditures. This increase more than offset a decrease in sales of woven government fabrics due to a slowdown in procurement activity. Sales of the knitted fabrics division were $128.4 million in fiscal year 1997, up from $108.4 million in fiscal year 1996, an increase of 18.4%. Sales of the knitted fabrics division increased principally as a result of an increase in units sold due to improved demand for knitted products generally.

                                NET INCOME AS A
                                   % OF SALES
                        Fiscal Years Ended June Or July
             (Bar graph appears here with the following plot points)

                        1993   1994   1995   1996   1997
                         4.0   -2.8   1.7   -10.4   1.1


  Combined gross profit margin in fiscal year 1997 was 14.0%, as compared to 3.1% in fiscal year 1996, an increase of 351.6%. During fiscal year 1997, woven fabrics division gross profit totaled $65.1 million, as compared to $33.7 million in fiscal year 1996, an increase of 93.2%. This gross profit improvement was due principally to higher sales, lower raw material costs and improved efficiencies resulting from the modernization project at the Beattie spinning and weaving plant. Knitted fabrics division gross profit increased from a loss of $21.2 million in fiscal year 1996 to a gross profit of $0.1 million in fiscal year 1997. Increased margins on sales of knitted fabrics were due principally to lower raw material costs and improved absorption of fixed costs resulting from higher manufacturing production levels.
  During fiscal 1997, selling, general and administrative expenses were $25.4 million as compared to $22.8 million during fiscal year 1996, an increase of 11.5%. Over the past several years the textile segment has been able to effectively control its selling, general and administrative expenses as a percentage of net sales. Although expenses in this category increased on an absolute basis, selling, general and administrative expenses for fiscal year 1997 decreased to 5.5% of net sales as compared to 5.7% of net sales for fiscal year 1996.
                                       4

                              SHAREHOLDERS' EQUITY
                        FISCAL YEARS ENDED JUNE OR JULY
                           (IN THOUSANDS OF DOLLARS)
            (Bar graph appears here with the following plot points)

                      1993      1994(1)     1995      1996      1997
                    336,249   284,877   285,499   217,335   225,367

(1) 1994 STOCK REPURCHASED: $25,294
1994 STOCK REPURCHASED: $25,294

  Operating earnings for fiscal year 1997 were $41.4 million, as compared to an operating loss of $24.5 million in fiscal year 1996. Operating earnings in the woven fabrics division were $50.6 million in fiscal year 1997, an improvement of $32.9 million as compared to the division's operating earnings in fiscal year 1996. The knitted fabrics division showed an operating loss in fiscal year 1997 of $9.2 million; however, this operating loss was a $33.0 million improvement over fiscal year 1996.

FISCAL 1996 VERSUS FISCAL 1995
  The segment's net sales for fiscal year 1996 were $402.5 million, as compared to $413.9 million in fiscal year 1995, a decrease of 2.8%. All of the decrease came in the knitted fabrics division, while net sales of the woven fabrics division increased slightly. Sales of woven fabrics in fiscal year 1996 were $294.1 million, up from $290.8 million in fiscal year 1995, an increase of 1.1%. Within the woven fabrics division, lower unit sales were more than offset by higher prices in fiscal year 1996 as compared to fiscal year 1995, due principally to higher sales of military fabrics and proportionally lower greige goods sales in fiscal year 1996. Sales of the knitted fabrics division in fiscal year 1996 were $108.4 million, down from $123.1 million in fiscal year 1995, a decrease of 12.0%. In the knitted fabrics division, unit volume and average selling prices were lower in all product categories, due principally to a general decline in demand for knitted fabrics during fiscal year 1996.
  The segment's gross profit margins in fiscal year 1996 were 3.1%, as compared to 10.7% in fiscal year 1995, a decline of 71.0%. The decrease was nearly all attributable to the knitted fabrics division where lower sales prices, lower number of units sold and reduced running schedules, in conjunction with higher raw material prices, adversely affected margins in fiscal year 1996 as compared to fiscal year 1995. During fiscal year 1996, the knitted fabrics division gross loss was $21.2 million as compared to gross profits of $8.0 million in fiscal year 1995. During fiscal year 1996, the woven fabrics division gross profits were $33.7 million as compared to $36.1 million in fiscal 1995, a decrease of 6.8%. Gross margins for woven fabrics declined from 12.4% in fiscal year 1995 to 11.4% in fiscal year 1996, being adversely impacted by historically high raw material costs and by continuing disruptions caused by the Company's plant modernization program.
  Selling, general and administrative expenses for fiscal year 1996 totaled $22.8 million, as compared with $23.7 million in fiscal year 1995, a decrease of 4.0%. As a percentage of net sales, these expenses were 5.7% in fiscal years 1996 and 1995.
  In fiscal year 1996, the segment incurred a restructuring charge of $13.3 million. The history of operating losses at the two plants that perform knitting and knit finishing operations caused the Company to recognize a charge of $11.7 million to reduce the book value of the fixed assets in this business to appraised orderly liquidation value. The remaining $1.6 million charge related to the closure of two weaving plants in the woven fabrics division.
  Operating losses in fiscal year 1996 were $24.5 million, as compared to operating earnings of $20.4 million in fiscal year 1995. Operating earnings in the woven fabrics division in fiscal year 1996 were $17.7 million, down from $21.7 million in fiscal year 1995, a decrease of 18.6%. In the knitted fabrics division, the operating loss in fiscal year 1996 was $42.2 million, 32.8 times that of the loss of $1.3 million in fiscal year 1995 as a result of the factors discussed above, as well as the $11.7 million restructuring charge.

                           EARNINGS (LOSS) PER SHARE
                        FISCAL YEARS ENDED JUNE OR JULY
                              (DOLLARS PER SHARE)
               (Bar graph appears here as following plot points)

                    1993     1994     1995     1996     1997
                    1.03     -.70     .42     -2.56     .30

APPAREL SEGMENT
FISCAL 1997 VERSUS FISCAL 1996
  The Company's apparel segment consists of woven and knit branded apparel sold primarily to retailers under the Duck Head label and knit apparel sold to screen printers, distributors, and private label accounts.
                                                                               5

  Net sales in the apparel segment were approximately the same for fiscal 1997 and 1996. Sales of branded apparel increased while sales of non-branded knit apparel for printing decreased. The decrease in sales of non-branded knit apparel for printing was due to a reduction in average unit prices, while unit sales rose slightly. Sales of non-branded knit apparel accounted for approximately 17% and 21% of the Company's consolidated net sales for fiscal years 1997 and 1996, respectively. Sales of branded apparel accounted for approximately 13% and 11% in fiscal years 1997 and 1996, respectively.
  During fiscal 1996, the Company established a new sewing operation for knit apparel items in Honduras. The plant began producing garments in September 1995. In June 1996 the plant reached 55% of capacity, and full capacity in January 1997.
  Gross profit margins in the apparel segment increased to 17% in fiscal 1997 from 1% in fiscal 1996. Gross margins declined in the knit apparel division, and increased in the branded apparel division.
  In fiscal 1997, the apparel segment represented 30% of the Company's consolidated net sales and 31% of the consolidated gross profit, as compared to 32% and 9%, respectively, in fiscal 1996.
  Selling, general, and administrative expenses in the apparel segment totaled $36 million in fiscal 1997, a decrease of 11% from fiscal 1996, in part attributable to the lower distribution costs at the branded apparel distribution center in Winder, Georgia.
  Fiscal 1997 operating losses in the apparel segment totaled $4 million as compared to $36 million in fiscal 1996. Fiscal 1996 includes restructuring charges of $7 million and credits to litigation expense of $9 million.
  Inventories in the apparel segment at June 28, 1997 totaled $78 million, compared to $62 million at June 29, 1996. The increase in inventories reflects higher costs in the knitted apparel for printing division. The higher costs per unit of inventory resulted from fixed costs being spread over fewer units produced. The Company expects the new knit apparel sewing operation in Honduras to help reduce inventory costs during fiscal 1998.
  During fiscal 1997, the branded apparel division began reducing the number of retail outlet stores. The cost of closing these stores was charged against reserves which were set up previously. Management is continuing with its plan to reduce excess branded apparel inventories over the next year through retail clearance stores and direct sales in large quantities.
  The Company's branded apparel lines are traditionally styled, suggesting that it is best to reduce excess inventory in an orderly manner over a period of time rather than to sell these inventories in large quantities quickly at lower prices.
  Capital expenditures in the apparel segment were $5 million and $21 million for fiscal years 1997 and 1996, respectively. The expenditures in fiscal 1996 were primarily for the completion of the new distribution center in the branded apparel division and the new sewing facility in Honduras.
  The apparel segment's operating results are dependent in large part on orders from retailers, distributors, and screen printers who supply finished garments to retailers. Generally, when retail sales of apparel are strong, the Company's apparel segment benefits. This segment's operating results are also dependent on the utilization of its owned and leased manufacturing facilities. The Company believes that it will operate its non-branded knit apparel facilities at or near full capacity during fiscal 1998. However, it does not believe that its branded apparel facilities will be fully utilized during fiscal 1998.

FISCAL 1996 VERSUS FISCAL 1995
  Net sales in the apparel segment increased by $17 million to $193 million in fiscal 1996 as compared to $176 million in fiscal 1995. Increased sales of non-branded knit apparel were offset somewhat by decreased sales of branded apparel. Increased sales of non-branded knit apparel were due to increased units at lower average prices. Lower sales of branded apparel were due to fewer units being sold as well as lower average prices related to the excess inventories. Sales of non-branded knit apparel accounted for approximately 21% and 17% of the Company's consolidated net sales for fiscal years 1996 and 1995, respectively. Sales of branded apparel accounted for approximately 11% and 12% for fiscal years 1996 and 1995, respectively.
  Gross profit margins in the apparel segment decreased to 1% in fiscal 1996 as compared to 25% in fiscal 1995. Gross margins declined in the knit apparel division, but fell negative in the branded apparel division, due to the charges in fiscal 1996 for increased inventory reserves associated with excess inventories.
  In fiscal 1996, the apparel segment represented 32% of the Company's consolidated net sales and 9% of the consolidated gross profit, as compared to 29% and 44%, respectively, in fiscal 1995.
  Selling, general, and administrative expenses in the apparel segment totaled $41 million in fiscal 1996, an increase of 11% from fiscal 1995. These expenses remained nearly level as a percent of sales in fiscal 1996 compared to fiscal 1995.
  During fiscal 1996, excess branded apparel inventory was sold through retail clearance stores. The cost of disposing of these inventories through these stores was higher than expected, prompting the Company to increase reserves for these inventories, as described elsewhere. As the Company realized lower returns on the sale of excess inventories through the retail clearance stores, direct sales in large quantities at lower prices became more attractive. Towards the end of fiscal 1996 additional quantities of excess inventories were sold in large quantities, and at lower margins.
  Fiscal 1996 operating losses in the apparel segment totaled $36 million as compared to operating profit of $14 million in fiscal 1995. Fiscal 1996 includes restructuring charges of $7 million and credits to litigation expense of $9 million, while fiscal 1995 includes credits to litigation expense of $7 million.
  Inventories in the apparel segment at June 29, 1996 totaled $62 million, compared to $125 million at July 1, 1995. The large decrease is attributable to reduced plant running schedules and a $25 million charge to write down the value of certain excess branded apparel inventories.
6

                                  FUNDED DEBT
                                TO EQUITY RATIO *
                        FISCAL YEARS ENDED JUNE OR JULY
               (Bar graph appears here as following plot points)

          1993        1994         1995         1996          1997
         0.4 to 1     0.6 to 1     0.8 to 1     1.1 to 1     1.0 to 1

*For purposes of this chart only, funded debt includes long - and short-term debt and capital leases.

LIQUIDITY AND SOURCES OF CAPITAL
  The Company generated operating cash flows of $29 million and $51 million for the 1997 and 1996 fiscal years, respectively, but used $15 million in cash to fund its operations during fiscal 1995. Cash generated from operations and borrowings has been used primarily to finance capital expenditures, including equipment purchases.
  During fiscal 1997, increases in accounts receivable and inventory were offset somewhat by reductions in other operating assets and increases in certain operating liabilities.
  At June 28, 1997, approximately $220 million of the Revolving Credit Facility due in September 1997 was classified as noncurrent because it was subsequently refinanced with the long term debt described in the following paragraphs.
  On August 25, 1997, an indirect and wholly-owned subsidiary of the Company that conducts the Company's textile segment operations, Delta Mills, Inc. ("DMI"), issued $150 million of unsecured ten-year senior notes at an interest rate of 9.625%, and obtained a secured five-year $100 million revolving line of credit. At the same time, the Company obtained a separate $20 million line of credit, due October 31, 1998. Aggregate net proceeds of $220 million from the senior notes and borrowings under the revolving lines of credit were used to repay the Revolving Credit Facility due in September 1997. At August 25, 1997, interest on the $100 million and the $20 million revolving lines of credit is 7.1% and 7.6%, respectively, which rates are linked to LIBOR. At August 25, 1997, accounts receivable and inventory with net book values, of $192 million and $109 million, respectively, serve as collateral for the $100 million and $20 million revolving lines of credit. Immediately after the borrowings described above, the Company had $4 million available under the revolving lines of credit, and an additional $38 million available to DMI under the DMI revolving line of credit.
  Loan covenants in the senior notes and the DMI revolving credit facility, among other matters, limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company and to engage in other transactions with DMI. The new credit facilities and the senior notes also contain other restrictive covenants, which include restrictions on additional indebtedness and the payment of dividends, and in the case of the credit agreements requirements as to minimum tangible net worth, certain other minimum financial ratios and maximum capital expenditures. Under the Company's credit facility, the Company may pay dividends after August 25, 1997, subject to compliance with certain financial covenants, of up to an aggregate of $12.5 million plus one-half of the net income of the Company (excluding DMI and its subsidiary) after fiscal 1997 plus the aggregate distributions received by the Company from DMI after August 25, 1997. At August 25, 1997, the net assets of the Company include the net assets of the wholly owned subsidiary DMI of approximately $58 million which are subject to the DMI restrictions described above.
  As a result of the losses in fiscal 1996, the Company did not achieve certain required financial ratios under the pre-existing credit facility, and therefore reported amounts outstanding under that facility as current debt as of June 29, 1996.
  During fiscal 1997, the Company had capital expenditures of approximately $19 million primarily to complete the modernization project in the textile segment. During fiscal 1998, the Company plans to spend approximately $20 million for capital improvements and new equipment. The Company believes that its equipment and facilities are generally adequate to allow it to remain competitive with its principal competitors.
  The carryback of the net income tax losses for fiscal 1996 resulted in a refund of approximately $8.5 million in the early part of fiscal year 1997. The Company expects to receive an additional $2.2 million during fiscal 1998 from the carryback of an alternative minimum net tax loss for fiscal 1997.
  The Company believes that cash flow generated by its operations and funds available under its new credit lines, including funds that can be transferred from DMI to the Company's other operations, should be sufficient to service its debt, to satisfy its day-to-day working capital needs, to fund its planned capital expenditures and to pay dividends.

ENVIRONMENTAL MATTERS
  Some of the Company's plants have been unable to comply with the acute toxicity and other permit-related limits contained in the National Pollutant Discharge Elimination System ("NPDES") permits held by the Company. With respect to certain such plants in North Carolina, the Company signed a Special Order by Consent with the North Carolina Department of Environmental Health and Natural Resources ("DEHNR") which required the plants to achieve compliance with the acute toxicity limits (the "Special Order by Consent"). The Special Order by Consent has been amended to require the plants to achieve compliance by October 1, 1997. The Company is actively investigating several alternative courses of action, including a discharge pipe
                                                                               7
one-half mile to a larger stream, in an effort to achieve compliance with the Special Order by Consent. The estimated cost of extending the discharge pipe is $800,000. It is likely that the Company will incur penalties for violations of the Special Order by Consent until such time as the extended pipe or other acceptable alternative is in operation.
  The Company is currently also investigating certain wastewater treatment system basins to improve their condition and thus eliminate a likely source of groundwater contamination. With respect to certain South Carolina plants, the Company is working with the appropriate state agency in developing a corrective action plan for addressing the toxicity and other permit-related issues. The Company has implemented, or plans to implement, several sources of action in an effort to achieve compliance with its NPDES permits, including upgrades at the textile segment's Delta 2 and 3 finishing plants ranging from $1.1 million to $2.5 million in cost. Until these upgrades are completed, it is likely that the Company will incur penalties for violations of its permits. Although there is no assurance that the Company will be successful in this regard, it does not currently believe that the matter will have a material adverse impact on the Company.
  The Company's Nautilus business has been named as a "potentially responsible party" ("PRP") under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") with respect to three sites in North Carolina, South Carolina, and Mississippi. To the Company's knowledge, all of the transactions with these sites were conducted by a corporation (the "Selling Corporation") whose assets were sold in 1990 pursuant to the terms of an order of the United States Bankruptcy Court to another corporation, the stock of which was subsequently acquired by the Company in January 1993.
  At the North Carolina site, the Selling Corporation is listed as a "de Minimis" party, and at the South Carolina site, the Selling Corporation has been listed as an "insolvent" party and would appear to qualify as a "de Minimis" party. The Company believes that the Selling Corporation's share of liabilities at either of these sites will be immaterial.
  At the Mississippi site, the PRP group has completed the surface removal action and is investigating soil and groundwater contamination, both at the site and in the surrounding area. The Company's latest information is that the Selling Corporation is ranked eleventh out of a total of over 300 PRPs in contributions of material to the site, and, based on volume, the Selling Corporation contributed approximately 3% of the site's material. To the Company's knowledge, latest estimates of costs to clean up the site range up to $4 million. Trichloroethane, one of the substances delivered by the Selling Corporation to the site, has been found in the site's groundwater and at nearby residential drinking water wells.
  Although no assurance can be provided, the Company believes that it is shielded from liability at these three sites by the order of the United States Bankruptcy Court pursuant to which the Selling Corporation sold its assets to the corporation subsequently acquired by the Company. The Company has denied any responsibility at these three sites, has declined to participate as a member of the respective PRP groups, and has not provided for any reserves for costs or liabilities attributable to the Selling Corporation.
8

OPERATIONS BY INDUSTRY SEGMENT
  The Company operates principally in two segments: textiles and apparel. The textile segment's principal products are woven and knitted fabrics for apparel and home furnishings manufacturers. The apparel segment is the manufacturer of the "Duck Head" brand of casualwear, completed T-shirts, fleece goods and sportswear, and includes a retail apparel business. The apparel segment sells primarily to department stores and other apparel retailers. The Company also manufactures and sells Nautilus fitness equipment primarily to the institutional market.

                                                                                               June 28, 1997    June 29, 1996
Net Sales:
  Textiles
    Unaffiliated customers..................................................................   $434,678,000     $376,861,000
    Intersegment............................................................................     29,870,000       25,600,000
                                                                                                464,548,000      402,461,000
  Apparel
    Unaffiliated customers..................................................................    193,624,000      192,866,000
    Intersegment............................................................................
                                                                                                193,624,000      192,866,000
  Fitness equipment and other
    Unaffiliated customers..................................................................     23,516,000       30,445,000
    Intersegment............................................................................      1,010,000          871,000
                                                                                                 24,526,000       31,316,000
  Intersegment Eliminations.................................................................    (30,880,000 )    (26,471,000 )
      Total.................................................................................   $651,818,000     $600,172,000
Gross Profit:
  Textiles..................................................................................   $ 65,170,000     $ 12,484,000
  Apparel...................................................................................     32,517,000        2,337,000
  Fitness equipment and other...............................................................      6,449,000       10,140,000
      Total.................................................................................   $104,136,000     $ 24,961,000
Operating Profit (Loss):
  Textiles..................................................................................   $ 41,420,000     $(24,495,000 )
  Apparel...................................................................................     (3,960,000 )    (36,104,000 )
  Fitness equipment and other...............................................................     (5,497,000 )     (4,453,000 )
      Total Operating Profit (Loss).........................................................     31,963,000      (65,052,000 )
  Interest expense..........................................................................    (23,354,000 )    (18,993,000 )
  Insurance proceeds........................................................................
  Interest income...........................................................................        752,000          448,000
      Income (Loss) Before Income Taxes.....................................................   $  9,361,000     $(83,597,000 )
Identifiable Assets:
  Textiles..................................................................................   $342,055,000     $323,483,000
  Apparel...................................................................................    177,835,000      172,095,000
  Fitness equipment and other...............................................................     38,050,000       42,138,000
      Total.................................................................................   $557,940,000     $537,716,000
Depreciation and Amortization:
  Textiles..................................................................................   $ 19,323,000     $ 31,506,000
  Apparel...................................................................................      7,709,000       10,697,000
  Fitness equipment and other...............................................................      3,286,000        2,712,000
      Total.................................................................................   $ 30,318,000     $ 44,915,000
Capital Expenditures:
  Textiles..................................................................................   $ 13,720,000     $ 42,128,000
  Apparel...................................................................................      4,825,000       20,655,000
  Fitness equipment and other...............................................................        786,000          960,000
      Total.................................................................................   $ 19,331,000     $ 63,743,000
                                                                                              July 1, 1995
Net Sales:
  Textiles
    Unaffiliated customers..................................................................  $393,736,000
    Intersegment............................................................................    20,192,000
                                                                                               413,928,000
  Apparel
    Unaffiliated customers..................................................................   175,866,000
    Intersegment............................................................................
                                                                                               175,866,000
  Fitness equipment and other
    Unaffiliated customers..................................................................    27,939,000
    Intersegment............................................................................       866,000
                                                                                                28,805,000
  Intersegment Eliminations.................................................................   (21,058,000)
      Total.................................................................................  $597,541,000
Gross Profit:
  Textiles..................................................................................  $ 44,142,000
  Apparel...................................................................................    43,514,000
  Fitness equipment and other...............................................................    10,792,000
      Total.................................................................................  $ 98,448,000
Operating Profit (Loss):
  Textiles..................................................................................  $ 20,443,000
  Apparel...................................................................................    13,648,000
  Fitness equipment and other...............................................................    (4,928,000)
      Total Operating Profit (Loss).........................................................    29,163,000
  Interest expense..........................................................................   (13,646,000)
  Insurance proceeds........................................................................     2,204,000
  Interest income...........................................................................        49,000
      Income (Loss) Before Income Taxes.....................................................  $ 17,770,000
Identifiable Assets:
  Textiles..................................................................................  $327,203,000
  Apparel...................................................................................   234,811,000
  Fitness equipment and other...............................................................    48,282,000
      Total.................................................................................  $610,296,000
Depreciation and Amortization:
  Textiles..................................................................................  $ 16,997,000
  Apparel...................................................................................     5,824,000
  Fitness equipment and other...............................................................     1,771,000
      Total.................................................................................  $ 24,592,000
Capital Expenditures:
  Textiles..................................................................................  $ 35,182,000
  Apparel...................................................................................     4,812,000
  Fitness equipment and other...............................................................     1,840,000
      Total.................................................................................  $ 41,834,000

  Effective March 30, 1997, the textile segment began selling to the apparel segment at prices which approximate market. Prior to that time, the textile segment sold to the apparel segment at a rate approximately 1% over cost. All other intersegment sales are at prices comparable to unaffiliated customers sales. Intersegment operating profit related to the intersegment sales is not significant. Operating profit is total revenue less operating expenses, excluding interest expense and interest income.
  During the fourth quarter of fiscal 1996, the Company recognized $12 million in impairment charges in the dye and finishing portion of the knitted fabric business of the textile segment. The Company also took restructuring charges of $6.7 million and $1.7 million related to plant closings in the textile and apparel segments, respectively, and increased inventory reserves by $25 million for excess inventory in the branded apparel division.
  During the fourth quarter of fiscal 1995, the apparel segment settled a lawsuit and reduced related litigation reserves by $7 million, and then by an additional $9 million in the first quarter of fiscal 1996. Depreciation and amortization include certain write-downs of property and equipment.
  Identifiable assets are those assets that are used in the operations of each segment. Capital expenditures include related accounts payable of $1,431,000, $5,518,000, $9,178,000 at June 28, 1997, June 29, 1996 and July 1, 1995,
respectively.
                                                                               9

                        DELTA WOODSIDE INDUSTRIES, INC.
                              MARKETING STRUCTURE
                        (structured graph appears here)

                TEXTILES                   OTHER



 DELTA MILL              STEVCOKNIT        FITNESS
 MARKETING CO.           FABRICS CO.       EQUIPMENT

                                           NAUTILUS
                                           INTERNATIONAL


 MARKETS SERVED:         MARKETS SERVED:   MARKETS SERVED:
 APPAREL:                APPAREL:

 BOTTOMWEIGHT FABRICS,   CHILDREN'S       HEALTH CLUBS,
 DRESSES,SUIT LINING,    MEN'S, WOMEN'S,  PUBLC SECTOR,
 GOVERMENT &             ATHLETIC WEAR    YMCAs & SIMILAR,
 UNIFORM TRADE           FLEECE, JERSEY,  INSTITUTIONS,
                         INTERLOCK,       MEDICAL,
 OTHER:                  RIB FABRICS      AMENITY FACILITIES,
 SUGICAL TAPES                            CORPORATE FITNESS CENTERS



                                    APPAREL



DUCK HEAD                      DELTA                      LICENSED
APPAREL CO.                    APPAREL CO.                PRODUCTS

                                                          INTERNATIONAL
                                                          APPAREL MARKETING
                                                          CORP.

MARKETS SERVED:            MARKETS SERVED:                MARKETS SERVED:
                                                          THROUGH LICENSEES:
DEPARTMENT STORES &        SCREEN PRINTERS,               DEPARMENT STORES,
SPECIALTY RETAILERS,       DISTRIBUTORS                   SPORTING GOODS STORES,
FACTORY DIRECT                                            SPECIALTY STOES,
OUTLET STORES              BRANDED & PRIVATE LABEL        DIRECT MAIL,
                                                          PREMIUM,
                                                          CLUBS,
                                                          MILITARY

              INDEPENDENT AUDITORS' REPORT
              THE BOARD OF DIRECTORS AND SHAREHOLDERS
              DELTA WOODSIDE INDUSTRIES, INC.
              We have audited the accompanying consolidated balance sheets of Delta Woodside Industries, Inc. as of June 28, 1997 and June 29, 1996 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended June 28, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
              We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Woodside Industries, Inc. at June 28, 1997 and June 29, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended June 28, 1997, in conformity with generally accepted accounting principles.
              As discussed in notes A and J to the consolidated financial statements, in 1996 the Company adopted the method of assessing impairment of long-lived assets as prescribed by Statement of Financial Accounting Standards No. 121.

              [SIGNATURE OF KPMG PEAT MARWICK LLP]

              Greenville, South Carolina
              August 15, 1997, except for Note D,
              as to which the date is
              August 25, 1997.
                                                                              11

CONSOLIDATED BALANCE SHEETS
Delta Woodside Industries, Inc.

                                                                                                      JUNE 28, 1997    June 29, 1996
ASSETS
CURRENT ASSETS
  Cash and cash equivalents........................................................................   $  2,696,000     $  6,271,000
  Accounts receivable:
     Factor........................................................................................     83,676,000       63,194,000
     Customers.....................................................................................     58,717,000       65,230,000
                                                                                                       142,393,000      128,424,000
     Less allowances for doubtful accounts and returns.............................................      5,358,000        6,258,000
                                                                                                       137,035,000      122,166,000
  Inventories
     Finished goods................................................................................     70,343,000       64,122,000
     Work in process...............................................................................     71,274,000       60,739,000
     Raw materials and supplies....................................................................     18,580,000       16,197,000
                                                                                                       160,197,000      141,058,000
  Deferred income taxes............................................................................      9,627,000
  Prepaid expenses and other current assets........................................................      2,386,000       10,258,000
               TOTAL CURRENT ASSETS................................................................    311,941,000      279,753,000
PROPERTY, PLANT AND EQUIPMENT, at cost
     Land and land improvements....................................................................      6,131,000        6,134,000
     Buildings.....................................................................................     85,098,000       81,077,000
     Machinery and equipment.......................................................................    263,895,000      248,193,000
     Furniture and fixtures........................................................................      9,704,000        8,509,000
     Leasehold improvements........................................................................      3,123,000        3,564,000
     Construction in progress......................................................................      2,477,000       10,136,000
                                                                                                       370,428,000      357,613,000
     Less accumulated depreciation.................................................................    160,017,000      136,879,000
                                                                                                       210,411,000      220,734,000
EXCESS OF COST OVER ASSIGNED VALUE OF NET ASSETS ACQUIRED, less accumulated amortization of
  $6,820,000 (1997) and $5,665,000 (1996)..........................................................     25,309,000       26,464,000
OTHER ASSETS.......................................................................................     10,279,000       10,765,000
                                                                                                      $557,940,000     $537,716,000
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable...........................................................................   $ 46,834,000     $ 41,779,000
  Accrued employee compensation....................................................................      8,309,000        5,220,000
  Accrued and sundry liabilities...................................................................     21,149,000       23,041,000
  Current portion of long-term debt................................................................      6,081,000      242,361,000
               TOTAL CURRENT LIABILITIES...........................................................     82,373,000      312,401,000
LONG-TERM DEBT.....................................................................................    227,516,000          283,000
DEFERRED INCOME TAXES..............................................................................     14,324,000
OTHER LIABILITIES AND DEFERRED CREDITS.............................................................      8,360,000        7,697,000
SHAREHOLDERS' EQUITY
  Common Stock -- par value $.01 a share  -- authorized 50,000,000 shares, issued and outstanding
     24,518,000 shares (1997) and 24,460,000 shares (1996).........................................        245,000          245,000
  Additional paid-in capital.......................................................................    164,811,000      164,170,000
  Retained earnings................................................................................     60,311,000       52,920,000
                                                                                                       225,367,000      217,335,000
COMMITMENTS AND CONTINGENCIES
                                                                                                      $557,940,000     $537,716,000

See notes to consolidated financial statements.
12

CONSOLIDATED STATEMENTS OF OPERATIONS
Delta Woodside Industries, Inc.

                                                                                                    Year Ended
                                                                                          JUNE 28, 1997    June 29, 1996
Net sales..............................................................................   $651,818,000     $600,172,000
Cost of goods sold.....................................................................    547,682,000      575,211,000
Gross profit...........................................................................    104,136,000       24,961,000
Selling, general and administrative expenses...........................................     74,127,000       78,874,000
Litigation (credit)....................................................................                      (9,000,000 )
Restructuring and impairment charge (credit)...........................................                      19,994,000
Other income (expense).................................................................      1,954,000         (145,000 )
      OPERATING PROFIT (LOSS)..........................................................     31,963,000      (65,052,000 )
Other (expense) income:
  Interest expense.....................................................................    (23,354,000 )    (18,993,000 )
  Interest income......................................................................        752,000          448,000
  Insurance proceeds...................................................................
                                                                                           (22,602,000 )    (18,545,000 )
INCOME (LOSS) BEFORE INCOME TAXES......................................................      9,361,000      (83,597,000 )
Income tax expense (benefit)...........................................................      1,970,000      (20,958,000 )
NET INCOME (LOSS)......................................................................   $  7,391,000     $(62,639,000 )
Earnings (loss) per share of Common Stock..............................................   $       0.30     $      (2.56 )
Weighted average number of shares outstanding..........................................     24,513,000       24,443,000
                                                                                         July 1, 1995
Net sales..............................................................................  $597,541,000
Cost of goods sold.....................................................................   499,093,000
Gross profit...........................................................................    98,448,000
Selling, general and administrative expenses...........................................    77,037,000
Litigation (credit)....................................................................    (7,000,000)
Restructuring and impairment charge (credit)...........................................      (553,000)
Other income (expense).................................................................       199,000
      OPERATING PROFIT (LOSS)..........................................................    29,163,000
Other (expense) income:
  Interest expense.....................................................................   (13,646,000)
  Interest income......................................................................        49,000
  Insurance proceeds...................................................................     2,204,000
                                                                                          (11,393,000)
INCOME (LOSS) BEFORE INCOME TAXES......................................................    17,770,000
Income tax expense (benefit)...........................................................     7,672,000
NET INCOME (LOSS)......................................................................  $ 10,098,000
Earnings (loss) per share of Common Stock..............................................  $       0.42
Weighted average number of shares outstanding..........................................    24,317,000

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                  Additional
                                                                             Common Stock          Paid-In        Retained
                                                                           Shares      Amount      Capital        Earnings
Balance at July 2, 1994................................................  24,245,733   $242,000   $162,114,000   $122,521,000
  Incentive Stock Award Plan, shares issued............................      52,820      1,000        605,000
  Stock Option Plan, shares issued.....................................      59,000      1,000        465,000
  Tax benefits of stock plans..........................................                                24,000
  Net income...........................................................                                           10,098,000
  Cash dividends paid -- $.40 a share..................................                                           (9,728,000)
  Other................................................................        (475)                  156,000
Balance at July 1, 1995................................................  24,357,078    244,000    163,364,000    122,891,000
  Incentive Stock Award Plan, shares issued............................      53,448      1,000        594,000
  Stock Option Plan, shares issued.....................................      49,125                   375,000
  Tax benefits of stock plans..........................................                              (163,000)
  Net loss.............................................................                                          (62,639,000)
  Cash dividends paid -- $.30 a share..................................                                           (7,332,000)
Balance at June 29, 1996...............................................  24,459,651    245,000    164,170,000     52,920,000
  Incentive Stock Award Plan, shares issued............................      54,348                   608,000
  Stock Option Plan, shares issued.....................................       4,669                    35,000
  Net income...........................................................                                            7,391,000
  Other................................................................        (263)                   (2,000)
BALANCE AT JUNE 28, 1997...............................................  24,518,405   $245,000   $164,811,000   $ 60,311,000
                                                                             Total
                                                                         Shareholders'
                                                                            Equity
Balance at July 2, 1994................................................  $284,877,000
  Incentive Stock Award Plan, shares issued............................       606,000
  Stock Option Plan, shares issued.....................................       466,000
  Tax benefits of stock plans..........................................        24,000
  Net income...........................................................    10,098,000
  Cash dividends paid -- $.40 a share..................................    (9,728,000 )
  Other................................................................       156,000
Balance at July 1, 1995................................................   286,499,000
  Incentive Stock Award Plan, shares issued............................       595,000
  Stock Option Plan, shares issued.....................................       375,000
  Tax benefits of stock plans..........................................      (163,000 )
  Net loss.............................................................   (62,639,000 )
  Cash dividends paid -- $.30 a share..................................    (7,332,000 )
Balance at June 29, 1996...............................................   217,335,000
  Incentive Stock Award Plan, shares issued............................       608,000
  Stock Option Plan, shares issued.....................................        35,000
  Net income...........................................................     7,391,000
  Other................................................................        (2,000 )
BALANCE AT JUNE 28, 1997...............................................  $225,367,000

See notes to consolidated financial statements.
                                                                              13

CONSOLIDATED STATEMENTS OF CASH FLOWS
Delta Woodside Industries, Inc.

                                                                                                       Year Ended
                                                                                     JUNE 28, 1997    June 29, 1996    July 1, 1995
OPERATING ACTIVITIES
  Net income (loss)...............................................................   $  7,391,000     $(62,639,000)   $  10,098,000
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation.................................................................     27,720,000       27,335,000       22,532,000
     Amortization.................................................................      2,598,000        2,203,000        2,060,000
     Writedown of property and equipment..........................................                      15,377,000
     Provision for losses on accounts receivable..................................        447,000        2,577,000        3,311,000
     Provision for deferred income taxes..........................................      4,697,000      (12,522,000)       6,063,000
     Losses on disposition of property
       and equipment..............................................................      1,504,000          507,000          507,000
     Compensation under stock plans...............................................        643,000          807,000        1,096,000
     Deferred compensation........................................................        730,000          808,000          738,000
     Other........................................................................       (351,000)         (70,000)         (70,000)
     Changes in operating assets and liabilities:
       Accounts receivable........................................................    (15,316,000)      (2,069,000)      (7,819,000)
       Inventories................................................................    (19,139,000)      84,976,000      (22,231,000)
       Other current assets.......................................................      7,872,000       (4,432,000)      (3,884,000)
       Litigation accrual.........................................................                                      (25,594,000)
       Accounts payable and accrued expenses......................................     10,339,000       (2,261,000)      (2,304,000)
               NET CASH PROVIDED (USED) BY
                 OPERATING ACTIVITIES                                                  29,135,000       50,597,000      (15,497,000)
INVESTING ACTIVITIES
  Property, plant and equipment:
     Purchases....................................................................    (23,226,000 )    (67,403,000 )    (32,224,000)
     Proceeds of dispositions.....................................................        747,000        6,769,000          734,000
  Other...........................................................................       (509,000 )         27,000         (457,000)
               NET CASH (USED) BY
                 INVESTING ACTIVITIES                                                 (22,988,000 )    (60,607,000 )    (31,947,000)
FINANCING ACTIVITIES
  Proceeds from revolving lines of credit.........................................     68,904,000      268,826,000      348,849,000
  Repayments on revolving lines of credit.........................................    (85,134,000 )   (245,660,000 )   (291,395,000)
  Scheduled principal payments of long-term
     debt.........................................................................       (405,000 )       (272,000 )       (871,000)
  Proceeds from issuance of long-term debt........................................      6,915,000
  Dividends paid..................................................................                      (7,332,000 )     (9,728,000)
  Other...........................................................................         (2,000 )                        (769,000)
               NET CASH (USED) PROVIDED BY
                 FINANCING ACTIVITIES                                                  (9,722,000 )     15,562,000       46,086,000
         INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              (3,575,000 )      5,552,000       (1,358,000)
Cash and cash equivalents at beginning of year....................................      6,271,000          719,000        2,077,000
               CASH AND CASH EQUIVALENTS
                 AT END OF YEAR                                                      $  2,696,000     $  6,271,000    $     719,000

See notes to consolidated financial statements.
14

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Delta Woodside Industries, Inc.
NOTE A -- SIGNIFICANT ACCOUNTING POLICIES
PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of Delta Woodside Industries, Inc. (the "Company") and its subsidiaries (all of which are wholly-owned, except for International Apparel Marketing Corporation which is 70% owned). All significant intercompany balances and transactions have been eliminated. Certain amounts for the 1996 and 1995 fiscal years have been reclassified to conform to the 1997 presentation.
CASH EQUIVALENTS: The Company considers all highly liquid investments of three months or less when purchased to be cash equivalents.
INVENTORIES: Inventories are stated at the lower of cost or market determined using both first-in, first-out (FIFO) and last-in, first-out (LIFO) methods. PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation is computed by the straight-line method for financial reporting based on estimated useful lives of three to thirty-two years, but predominantly over seven to ten years, and by accelerated methods for income tax reporting.
INTANGIBLE ASSETS: Amortization is computed using the straight-line method. The excess of cost over assigned value of net assets acquired relating to certain business combinations is being amortized to expense primarily over periods of 40 years with other amounts amortized over 5 or 15 years. Other intangible assets are being amortized over periods of 3 to 40 years, but averaging approximately 10 years.
IMPAIRMENT OF LONG-LIVED ASSETS: When required by circumstances, the Company evaluates the recoverability of its long-lived assets by comparing estimated future undiscounted cash flows with the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. This policy was formally adopted by the Company in fiscal 1996.
REVENUE RECOGNITION: Sales are recorded upon shipment or designation of specific goods for later shipment at customers' request with related risk of ownership passing to such customers.
INCOME TAXES: Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
EARNINGS PER COMMON SHARE: Per share data are computed based on the weighted average number of shares of Common Stock outstanding during each period. ENVIRONMENTAL COSTS: Environmental compliance costs including ongoing maintenance, monitoring and similar costs, are expensed as incurred. Environmental remediation costs are accrued, except to the extent costs can be capitalized, when remedial efforts are probable, and the cost can be reasonably estimated.
COTTON PROCUREMENT: The Company contracts to buy cotton with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts permit settlement by delivery and are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton requirements up to eighteen months in the future. If market prices for cotton fall below the Company's committed fixed costs and are not recoverable, the differential is charged to income at that time.
ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
FISCAL YEAR: The Company's operations are based on a fifty-two, fifty-three week fiscal year ending on the Saturday closest to June 30. Fiscal years 1997, 1996 and 1995 each consist of 52 weeks.
NOTE B -- ACCOUNTS RECEIVABLE
The woven fabrics operation assigns a substantial portion of its trade accounts receivable to a bank under a factor agreement. The assignment of these receivables is primarily without recourse, provided that customer orders are approved by the bank prior to shipment of goods, up to a maximum for each individual account.
The Company's accounts receivable are due from many companies that market and produce apparel, home furnishings and other products, and from department stores and specialty apparel retailers located throughout the United States. The many companies represented in the Company's accounts receivable limits to a certain extent the concentration of credit risk. The Company generally does not require collateral for its accounts receivable.
NOTE C -- INVENTORIES
As of June 28, 1997 and June 29, 1996, cost for certain inventories of the apparel segment are determined under the LIFO method representing 47% and 45%, respectively, of the cost of consolidated inventories. The balance of the cost of consolidated inventories is determined under the FIFO method. If the inventories of the apparel segment had been determined by the FIFO method, they would have been approximately the same as the reported amounts. During fiscal 1996, the Company wrote down the value of certain excess branded apparel inventories by approximately $25 million.
                                                                              15

NOTE D -- LONG-TERM DEBT, CREDIT ARRANGEMENTS AND LEASES
Long-term debt consists of:

                                  June 28, 1997    June 29, 1996
Revolving Credit Facility
  (7.85% at June 28, 1997),
  with interest payable monthly
  or semiannually..............   $225,500,000     $241,296,000
Industrial Revenue Bond payable
  monthly, through 2001 at 80%
  of a bank's base rate........        818,000        1,057,000
Note to a bank payable monthly
  with interest at prime plus
  1%...........................      6,953,000
Other..........................        326,000          291,000
                                   233,597,000      242,644,000
Less current portion...........      6,081,000      242,361,000
                                  $227,516,000     $    283,000

At June 28, 1997, approximately $220 million of the Revolving Credit Facility due in September 1997 was classified as noncurrent because it was subsequently refinanced with the long term debt described in the following paragraphs.
On August 25, 1997, an indirect and wholly-owned subsidiary of the Company that conducts the Company's textile segment operations, Delta Mills, Inc. ("DMI"), issued $150 million of unsecured ten-year senior notes at an interest rate of 9.625%, and obtained a secured five-year $100 million revolving line of credit. At the same time, the Company obtained a separate $20 million line of credit, due October 31, 1998. Aggregate net proceeds of $220 million from the senior notes and borrowings under the revolving lines of credit were used to repay the Revolving Credit Facility due in September 1997. At August 25, 1997, interest on the $100 million and the $20 million revolving lines of credit is 7.1% and 7.6%, respectively, based on LIBOR. At August 25, 1997, accounts receivable and inventory with net book values, of $192 million and $109 million, respectively, serve as collateral for the $100 million and $20 million revolving lines of credit. Immediately after the borrowings described above, the Company had $4 million available under the revolving lines of credit, and an additional $38 million available to DMI under the DMI revolving line of credit.
Loan covenants in the senior notes and the DMI revolving credit facility, among other matters, limit the Company's ability to use cash generated by DMI to fund operations in the rest of the Company and to engage in other transactions with DMI. The new credit facilities and the senior notes also contain other restrictive covenants, which include restrictions on additional indebtedness and the payment of dividends, and in the case of the credit agreements requirements as to minimum tangible net worth, certain other minimum financial ratios and maximum capital expenditures. Under the Company's credit facility, the Company may pay dividends after August 25, 1997, subject to compliance with certain financial covenants, of up to an aggregate of $12.5 million plus one-half of the net income of the Company (excluding DMI and its subsidiary) after fiscal 1997 plus the aggregate distributions received by the Company from DMI after August 25, 1997. At August 25, 1997, the net assets of the Company include net assets of the wholly owned subsidiary DMI of approximately $58 million which are subject to the restrictions described above. As a result of the losses in fiscal 1996, the Company did not achieve certain required financial ratios under the pre-existing credit facility, and therefore reported amounts outstanding under that facility as current debt as of June 29, 1996.
The Company's carrying value of long-term debt at June 28, 1997 approximates fair value since the rates are tied to floating rates. There are no other material financial instruments which require fair value disclosure.
Total interest expense incurred by the Company was $23,656,000, $19,703,000 and $13,947,000 in the 1997, 1996 and 1995 fiscal years, respectively, of which $302,000, $710,000, and $301,000 was capitalized in fiscal 1997, 1996 and 1995, respectively. Total interest paid during the 1997, 1996 and 1995 fiscal years was $17,546,000, $19,357,000 and $12,940,000, respectively.
During fiscal 1997, the Company acquired certain machinery and equipment under noncancelable operating leases in connection with the modernization project in the woven fabrics division. The terms provide for total lease payments of $14,243,000 over a period of five years.
Rent expense relating to all operating leases of the company was approximately $7,179,000, $6,276,000, and $6,081,000 for fiscal 1997, 1996 and 1995, respectively.
Aggregate principal maturities of all long-term debt, as refinanced on August 25, 1997, and minimum payments under operating leases are as follows:

                                      Long-term       Operating
Fiscal Year                              Debt          Leases
1998..............................   $  6,081,000    $ 7,800,000
1999..............................     18,641,000      6,586,000
2000..............................      6,782,000      6,725,000
2001..............................                     4,210,000
2002..............................                     2,374,000
Later Years.......................    202,093,000      1,505,000
                                     $233,597,000    $29,200,000

NOTE E -- SHAREHOLDERS' EQUITY
The Stock Option Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996. The Plan gives the Company the right to grant awards or options for up to 600,000 shares of Common Stock to employees. Prior to the amendment, the Company could grant awards or options for up to 300,000 shares. Transactions under the Stock Option Plan are as follows:

                                 Prices        Outstanding   Exercisable
July 2, 1994..............  $     4.00-$9.94     139,126        97,126
  Granted.................        5.13- 5.88      61,000
  Became
    exercisable...........        4.00- 9.94                    26,749
  Exercised...............        4.00- 7.00     (59,000)      (59,000)
  Cancelled...............        4.00- 9.94     (11,876)       (1,750)
July 1, 1995..............        4.00- 9.94     129,250        63,125
  Granted.................        3.06- 4.38     254,675
  Became
    exercisable...........        3.38- 9.94                    27,875
  Exercised...............        4.00- 5.13     (49,125)      (49,125)
  Cancelled...............        5.88- 5.88      (7,500)
June 29, 1996.............        3.06- 9.94     327,300        41,875
  Granted.................        2.50- 3.56      49,000
  Became
    exercisable...........        3.38- 7.68                    25,750
  Exercised...............        3.38- 5.88      (4,669)       (4,669)
  Cancelled...............        3.38- 9.94     (30,125)
June 28, 1997.............        2.50- 7.68     341,506        62,956

The weighted average exercise price for all options outstanding was $3.83 per share at June 28, 1997. These options expire on various dates beginning December 1997 and ending in April 2002. The options generally become exercisable in equal amounts on the first through fourth anniversaries of the date of grant and remain exercisable until the fifth anniversary of the date of grant. The excess of the fair market value of the stock over the exercise price at the date of grant is recognized as compensation expense over the period during which the options become exercisable. Related compensation expense was $223,000, $152,000 and $161,000 during fiscal 1997, 1996 and 1995, respectively. Options available for grant at June 28, 1997, June 29, 1996 and July 1, 1995 were 72,450, 91,325 and 38,500, respectively.
The Incentive Stock Award Plan was approved by the shareholders in fiscal 1991, and amended in fiscal 1996. The Plan gives the Company the right to grant awards for up to 800,000 shares of Common Stock to employees. Prior to the amendment, the Company could grant awards or options for up to 300,000 shares.
Under the Incentive Stock Award Plan awards are granted for the right to purchase shares for $.01. Awards were granted to purchase up to 282,481 and 19,723 shares during fiscal 1997 and 1995, respectively. During fiscal 1996, rights to purchase 22,206 shares were cancelled. Generally, each award vests based in part on service and in part on achievement of certain performance goals over a three-year period. Compensation expense for the service portion is based on the market price of the stock on the date of award. Compensation expense for the performance portion is based on the prevailing market price of the stock. Tax benefits arising from the difference in market value between the date of grant and the date of issuance of Common Stock are recorded as an adjustment to additional paid-in capital. Compensation expense for the Company's incentive stock award plan including related tax assistance was $612,000, $615,000 and $939,000 for the fiscal years 1997, 1996 and 1995, respectively. Shares available for grant at June 29, 1997 were 194,910.
The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." If compensation cost for the Company's two stock plans, described above, had been determined based on the provisions of SFAS No. 123, net income would have been approximately the same as that reported by the Company.
The shareholders have authorized the Board of Directors to issue up to 10 million shares of preferred stock with a maximum aggregate par value of $250 million, and to establish the particular terms including dividend rates, conversion prices, voting rights, redemption prices and similar matters. No shares of preferred stock have been issued.
                                                                              17

NOTE F -- INCOME TAXES
For fiscal 1997, the Company had a regular tax loss of $15 million and an alternative minimum tax (AMT) tax loss of $11 million. The Company expects to carry the AMT loss back to fiscal 1994 and 1995 to obtain an AMT refund of approximately $2.2 million. At June 30, 1997, the Company had regular tax loss carryforwards of $27 million for federal purposes and $87 million for state purposes. $9.2 million of the federal loss carryforward resulted from the 1988 acquisition of Stanwood Corporation and will expire in years 2002 and 2003. The maximum annual usage of the Stanwood loss carryforward is limited by applicable provisions of the Internal Revenue Code to approximately $1 million per year. The Company's gross deferred tax assets are reduced by a valuation allowance to net deferred tax assets considered by management to be more likely than not realizable. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The valuation allowance decreased $1,268,000 during fiscal 1997.
Significant components of the Company's deferred tax assets and liabilities are as follows:

                                           1997          1996
Assets
Net operating loss carryforward.......  $14,567,000   $ 9,508,000
Inventory.............................   11,070,000    17,197,000
Impairment and restructuring
  reserves............................    4,522,000     6,180,000
Tax credit carryforward...............    3,375,000     5,590,000
Deferred compensation.................    2,912,000     2,606,000
Health claims.........................    2,218,000     2,374,000
Allowance for doubtful accounts.......    1,873,000     1,870,000
Accrued vacation......................      671,000       636,000
Stock compensation accruals...........      491,000       444,000
Workers' compensation.................      293,000       193,000
Other.................................    1,130,000     2,809,000
Subtotal..............................   43,122,000    49,407,000
Valuation allowance...................  (13,913,000)  (15,181,000)
Deferred tax assets...................   29,209,000    34,226,000
Liabilities
Depreciation..........................   28,278,000    27,149,000
Inventory -- LIFO basis difference....    3,410,000     3,575,000
Intangibles...........................    1,819,000     2,145,000
Other.................................      399,000     1,357,000
Deferred tax liabilities..............   33,906,000    34,226,000
    Net deferred tax liabilities......  $ 4,697,000   $         0

Significant components of the provision for income taxes are as follows:

                               1997           1996          1995
Current:
  Federal income taxes....  $(3,068,000)  $ (8,962,000)  $  883,000
  State income taxes......      341,000        526,000      726,000
    Total current.........   (2,727,000)    (8,436,000)   1,609,000
Deferred:
  Federal income taxes
    (benefits)............    4,030,000    (10,506,000)   5,190,000
  State income taxes
    (benefits)............      667,000     (2,016,000)     873,000
    Total deferred........    4,697,000    (12,522,000)   6,063,000
Total provision...........  $ 1,970,000   $(20,958,000)  $7,672,000

The reconciliation of income tax expense (benefit) computed at the Federal statutory tax rate:

                               1997           1996          1995
Income tax expense
  (benefit) at statutory
  rates...................  $ 3,276,000   $(29,259,000)  $6,220,000
State taxes (benefits),
  net of federal
  benefit.................      655,000       (969,000)   1,039,000
Life insurance
  proceeds................                                 (760,000)
Amortization of excess of
  cost over assigned value
  of net assets
  acquired................      291,000        293,000      280,000
Foreign subsidiary loss
  (income)................      341,000        285,000      336,000
State NOL benefits........                                 (940,000)
Valuation allowance
  adjustments.............   (1,268,000)     9,550,000    1,706,000
Other.....................   (1,325,000)      (858,000)    (209,000)
                            $ 1,970,000   $(20,958,000)  $7,672,000

The Company made no income tax payments for fiscal 1997 and approximately $1,628,000 and $5,377,000 during fiscal 1996 and 1995, respectively. The carryback of the net operating loss for fiscal 1996 resulted in a tax refund of $8.5 million in fiscal 1997.
NOTE G -- OPERATIONS BY INDUSTRY SEGMENT
Industry segment information for the Company presented on page 9 of this Annual Report is an integral part of these financial statements.
18

NOTE H -- EMPLOYEE BENEFIT PLANS
Under the terms of the Delta Woodside Industries Employee Retirement Plan, the Board of Directors has the discretion to authorize contributions from time to time to the Retirement Plan of cash or a maximum of 504,790 shares of the Company's Common Stock. A trustee holds the assets of the Retirement Plan for the benefit of the participants who may withdraw amounts or shares only upon retirement, death, disability or other termination of employment. All employees of the Company who are at least 21 years of age with one year of service participate in the Retirement Plan. Amounts allocated to participant accounts generally vest over a five-year period. Each participant has the right to direct the trustee as to the manner in which shares held are to be voted. The Retirement Plan qualifies as an Employee Stock Ownership Plan ("ESOP") under the Internal Revenue Code as a defined contribution plan. Contributions of $328,000, $400,000 and $358,000 were allocated to participants for fiscal 1997, 1996 and 1995, respectively.
The Company maintains a 401(k) Employee Savings and Investment Plan for employees meeting certain eligibility requirements. During fiscal 1997, 1996 and 1995, the Company contributed $648,000, $543,000 and $196,000, respectively, to the plan.
The Company also maintains a 501(c)(9) trust, the Delta Woodside Employee Benefit Plan and Trust ("Trust"). The Trust collects both employer and employee contributions from the Company and makes disbursements for health claims and other qualified benefits.
The Company has a Deferred Compensation Plan which permits certain management employees to defer a portion of their compensation. Deferred compensation accounts are credited with interest and are distributable after retirement, disability or employment termination. As of June 28, 1997 and June 29, 1996, the total liability amounted to $6,966,000 and $6,138,000, respectively. The Company insured the lives of certain management employees to assist in funding of the deferred compensation liability. The Company is the owner and beneficiary of the insurance policies.
NOTE I -- AFFILIATED PARTY TRANSACTIONS
The Company leases its corporate and other office space from a corporation whose stock is owned one-half each by the president and a vice president of the Company. Additional office space and retail store space is leased from the executive vice president. Under the leases, the Company made payments of approximately $254,000, $216,000 and $254,000 for the 1997, 1996 and 1995 fiscal years, respectively.
NOTE J -- RESTRUCTURING AND IMPAIRMENT CHARGES
During fiscal 1996, the Company recognized restructuring and impairment charges of approximately $20 million. As a result of the history of operating losses at the knitting and knit finishing plants in the textile segment, the Company recognized a charge of $12 million during fiscal 1996 to reduce the book value of the fixed assets in this business to the appraised value. The Company also recognized restructuring charges of $8 million for plant closings in the woven textile division and in the apparel segment. Of the $8 million, $4 million was for the write-down of property, plant and equipment, and $4 million was for expenses to be incurred in connection with the plant closings.
NOTE K -- COMMITMENTS AND CONTINGENCIES
The Company has entered into agreements, and has fixed prices, to purchase cotton for use in its manufacturing operations. At June 28, 1997 minimum payments under these contracts with noncancellable contract terms were $59 million in fiscal 1998 and $12 million in fiscal 1999. These commitments were at prices which approximate current market value.
During fiscal 1998, the Company plans to spend approximately $20 million for capital improvements to maintain its existing facilities.
Some of the Company's textile plants have been unable to comply with certain environmental standards including acute toxicity and other permit-related limits. The Company is investigating several alternative courses of action which would result in capital expenditures ranging from $1.9 million to $3.3 million. Until these capital improvements are made, it is likely that the Company will incur certain penalties for violations of its permits; however the Company does not believe that they will have a material adverse impact on the Company.
The Company's Nautilus business has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation and Liability Act at a hazardous waste site in Mississippi. The business is ranked eleventh out of a total of over 300 potentially responsible parties based on the business' volume of contribution of about 3%. Latest estimates of certain costs to clean up the site range up to $4 million. There is uncertainty as to several legal issues; however, the Company does not believe that the potential liabilities arising from this site will have a material adverse impact on the Company.
From time to time the Company and its subsidiaries are defendants in legal actions involving claims arising in the normal course of business, including product liability claims. The Company believes that, as a result of legal defenses, insurance arrangements and indemnification provisions with parties believed to be financially capable, none of these actions should have a material effect on its operations or financial condition.
                                                                              19

NOTE L -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a summary of quarterly results of operations for the years ended June 28, 1997 and June 29, 1996.

                                                                                               Quarter Ended
                                                                                  September 28    December 28    March 29
(In thousands, except per share data)
1997
Net sales......................................................................     $144,521       $ 162,671     $163,873
Gross profit...................................................................       25,228          26,067      27,310
Net income.....................................................................        2,003           2,158       2,608
Earnings per share of Common Stock.............................................         0.08            0.09        0.11
                                                                                 Quarter ended
                                                                                 June 28
(In thousands, except per share data)
1997
Net sales......................................................................  $180,753
Gross profit...................................................................    25,531
Net income.....................................................................       622
Earnings per share of Common Stock.............................................      0.03

                                                                                               Quarter Ended
                                                                                  September 30    December 30    March 30
(In thousands, except per share data)
1996
Net sales......................................................................     $141,043       $ 150,558     $143,269
Gross profit...................................................................       20,764          15,614      12,152
Net income (loss)..............................................................        1,327             367      (8,659 )
Earnings (loss) per share of Common Stock......................................         0.05            0.02       (0.35 )

                                                                                 Quarter ended
                                                                                 June 29
(In thousands, except per share data)
1996
Net sales......................................................................  $165,302
Gross profit...................................................................   (23,569)
Net income (loss)..............................................................   (55,674)
Earnings (loss) per share of Common Stock......................................     (2.28)

During the fourth quarter of fiscal 1996, the Company recognized impairment and restructuring charges of $20 million, and wrote down the value of excess inventories in the branded apparel division by $25 million. Also, cost of goods sold in the fiscal 1996 fourth quarter includes a charge of $1,061,000 attributable to cotton purchase commitments at prices in excess of market value and in quantities in excess of orders from customers.
During the second quarter of fiscal 1996, the Company recognized $9 million in credits related to litigation charges first recognized in fiscal 1994.
20

CORPORATE DIRECTORY
OPERATING COMPANIES OF
DELTA WOODSIDE INDUSTRIES, INC.
       DELTA MILLS MARKETING COMPANY
            P.O. Box 6126, Station B
            100 Augusta Street
            Greenville, SC 29606
       STEVCOKNIT FABRICS COMPANY
            P.O. Box 1500
            Greer, SC 29652
       DUCK HEAD APPAREL COMPANY
            P.O. Box 688
            1020 Barrow Industrial Parkway
            Winder, GA 30680-0688
       DELTA APPAREL COMPANY
            3355 Breckinridge Boulevard
            Suite 100
            Duluth, GA 30136
       INTERNATIONAL APPAREL MARKETING CORPORATION
            80 West 40th Street, Suite 42
            New York, New York 10018
       NAUTILUS INTERNATIONAL
            709 Powerhouse Road
            Independence, Virginia 24348-0708
CORPORATE OFFICERS
    E. ERWIN MADDREY, II
    President and Chief Executive Officer
    BETTIS C. RAINSFORD
    Executive Vice President, Treasurer
    and Chief Financial Officer
    JANE H. GREER
    Vice President and Secretary
    DOUGLAS J. STEVENS
    Controller and Assistant Secretary
    BRENDA L. JONES
    Assistant Secretary
BOARD OF DIRECTORS
     * C. C. GUY**
       Retired businessman
     * DR. JAMES F. KANE**
       Dean Emeritus, College of Business
       University of South Carolina
     * DR. MAX LENNON**
       President
       Mars Hill College
       E. ERWIN MADDREY, II
       President and
       Chief Executive Officer
       Delta Woodside Industries, Inc.
       BUCK A. MICKEL**
       Vice President and Director
       Micco Corporation
       (Real estate and business investments)
       BUCK MICKEL**
       Chairman of the Board and
       Chief Executive Officer
       RSI Holdings, Inc.
       (Consumer finance business)
       BETTIS C. RAINSFORD
       Executive Vice President, Treasurer
       and Chief Financial Officer
       Delta Woodside Industries, Inc.
       * Member Audit Committee
       ** Member Compensation Committee
FORM 10-K
Upon written request, the Company will furnish without charge to any Delta Woodside Shareholder a copy of the Company's Annual Report on Form 10-K for the fiscal year ended June 28, 1997 including financial statements and schedules, but excluding exhibits. Requests should be directed to:
Jane H. Greer, Vice President and Secretary, Delta Woodside Industries, Inc., 233 North Main Street, Suite 200, Greenville, South Carolina 29601.
ANNUAL MEETING
The Annual Meeting of Shareholders of Delta Woodside Industries, Inc. will be held on Thursday, November 6, 1997, at 10:30 a.m., at the Delta Mills Marketing Company's Beattie Plant, 700 North Woods Drive, Fountain Inn, South Carolina.

                        DELTA WOODSIDE INDUSTRIES, INC.
                               233 N. Main Street
                                   Suite 200
                              Greenville, SC 29601
                                 (864) 232-8301